Exhibit 99.3

For Immediate Release: March 2, 2022

Attention: Business Editors

VERSABANK REPORTS CONTINUED STRONG RESULTS FOR FIRST QUARTER 2022

– Quarter Highlighted by Continued Strong Year-over-Year Growth as Bank Achieves Another Loan Portfolio Record –

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.  Our first quarter 2022 (“Q1 2022”) unaudited Interim Consolidated Financial Statements for the period ended January 31, 2022 and Management’s Discussion and Analysis (“MD&A”), are available online at www.versabank.com/investor-relations, SEDAR at www.sedar.com and EDGAR at https://www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the first quarter of 2022 ended January 31, 2022. All figures are in Canadian dollars unless otherwise stated.

Financial Summary

(unaudited)	As at or for the three months ended
(thousands of Canadian dollars except per share amounts)	January 31 2022	October 31 2021	Change	January 31 2021	Change
Financial results
Revenue	$18,266	$18,236	0%	$15,422	18%
Cost of funds	1.29%	1.31%	(2%)	1.42%	(9%)
Net interest margin	2.77%	2.73%	2%	2.86%	(3%)
Net income	5,566	5,910	(6%)	5,290	5%
Net income per common share basic and diluted	0.19	0.24	(21%)	0.22	(14%)
Balance sheet and capital ratios
Total assets	2,415,346	2,415,086	0%	2,044,976	18%
Book value per common share(1)	$11.78	$11.61	1%	$10.90	8%
Common Equity Tier 1 (CET1) capital ratio	14.83%	15.18%	(2%)	12.48%	19%
Total capital ratio	20.34%	20.80%	(2%)	14.58%	40%
Leverage ratio	12.69%	12.60%	1%	11.40%	11%

(1)	Certain highlights include non-GAAP measures. See definitions under ‘Non-GAAP and Other Financial Measures' in the Q1 2022 Management’s Discussion and Analysis.

Highlights for the First Quarter of 2022

●	Loans increased 24% year-over-year and 5% sequentially to a record $2.22 billion, as a function of strong growth in the Bank’s Point-of-Sale Loan and Lease Receivable (“POS Financing”) portfolios;
●	Total revenue increased 18% year-over-year and increased modestly sequentially, to $18.3 million;
●	Net income increased 5% year-over-year and decreased 6% sequentially to $5.6 million;

●

EPS was $0.19, a decrease of 14% year-over-year and 21% sequentially, primarily due to a higher number of shares outstanding following the issuance of 6.3 million common shares via the Bank’s US IPO on the Nasdaq in September, 2021 (the "Common Share Offering”) in advance of deploying the capital raised to interest generating loans;

●	Cost of funds decreased 13 bps, or 9%, year-over-year and decreased 2 bps, or 2%, sequentially to 1.29%;
●	Net interest margin decreased 9 bps, or 3%, year-over-year and increased 4 bps, or 2%, sequentially, to 2.77%;
●

Provision for Credit Losses (PCLs) as a percentage of average loans was 0.00%, compared with a 12-quarter average of -0.01%, which remains amongst the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

●

Completed closed ecosystem testing of VCAD, the Bank’s Canadian-dollar version of its revolutionary highly-encrypted Digital Deposit Receipt (DDR) offering, with each VCAD unit representing a one-dollar deposit with the Bank. VersaBank’s DDRs have been successfully deployed on the Ethereum, Algorand and Stellar blockchains. The DDR process is currently undergoing a SOC2 compliance audit;

●	Cybersecurity Services (wholly owned subsidiary DRT Cyber, Inc.) revenue and gross profit were up 36% and 30%, respectively, year-over-year.

Management Commentary

“The first quarter of fiscal 2022 saw continued momentum in our core Digital Banking operations, highlighted by another record loan portfolio at quarter end of $2.22 billion and strong year-over-year growth in revenue, net income and earnings per share,” said David Taylor, President and Chief Executive Officer. “Loan portfolio growth was driven by the continued expansion of our Canadian Point-of-Sale Financing business as our unique, value-added model continues to resonate with consumer financing businesses and consumer demand for the types of goods and services they are financing remains strong.”

“We expect the strong momentum in our existing Digital Banking operations to continue throughout fiscal 2022, especially as we continue to deploy capital generated by our US IPO, in particular to support continued high demand for Point-of-Sale financing in Canada. In addition, we have significant additional growth potential from the planned launch of our Point-of-Sale offering in the United States, as well as the positive impact of any increase in interest rates.”

“Having successfully completed our closed ecosystem testing for our first Digital Deposit Receipt (DDR), the Canadian-dollar based VCAD, we are preparing for commercial launch, which we expect upon the independent SOC2 auditors’ completion of the compliance audit. While this is taking longer than anticipated, we recognize the critical importance of such third-party evaluation in the rapidly evolving regulatory landscape. Our DDRs were developed to be a significantly better stablecoin – one-for-one fiat currency on deposit with our federally licensed, investment-grade rated Bank, and the highest level of security based on our own VersaVault technology. We are very encouraged by recent regulatory trends in North America and around the world, which we believe will very firmly position our DDRs as not only a compelling digital currency for the market but also one that meets future regulatory requirements.”

Financial Review

Net Income – Net income for the quarter was $5.6 million, or $0.19 per common share (basic and diluted), compared to $5.9 million, or $0.24 per common share (basic and diluted) last quarter and $5.3 million, or $0.22 per common share (basic and diluted), for the same period a year ago. The quarter-over-quarter trend was a function primarily of higher non-interest expense attributable to general, annual compensation adjustments and increased staffing levels to support expanded business activity across the Bank, higher insurance premiums attributable to the Bank’s listing on the Nasdaq, higher provision for credit losses, and lower non-interest income, offset partially by higher net interest income attributable primarily to loan growth. The year-over-year trend was a function primarily of higher net interest income attributable substantially to loan growth, offset partially by higher non-interest expense attributable to general, annual compensation adjustments and increased staffing levels to support expanded business activity across the Bank and higher insurance premiums attributable to the Bank’s listing on the Nasdaq.

Net Interest Margin – Net interest margin (or spread) for the quarter was 2.77% compared to 2.73% last quarter and 2.86% for the same period a year ago. The quarter-over-quarter trend was a function primarily of redeployment of cash into higher yielding lending assets. The year-over-year trend was a function primarily of changes in the Bank’s lending portfolio mix.

Net Interest Income – Net interest income for the quarter was $16.9 million compared to $16.1 million last quarter and $14.4 million for the same period a year ago. The quarter-over-quarter trend was a function primarily of higher interest income earned on lending assets attributable to growth in the Bank’s POS Financing portfolio and redeployment of cash into higher yielding lending assets, offset partially by lower interest income earned on the Bank’s CRE Mortgage and Loan portfolios attributable to lower asset balances and higher interest expense attributable to the Bank’s USD subordinated notes payable (the “Notes”) resulting from changes in the USD/CAD foreign exchange spot rate over the course of the period. The year-over-year trend was a function of higher interest income earned on the Bank’s POS Financing and CRE Mortgage portfolios attributable primarily to lending asset growth and the redeployment of cash into higher yielding lending assets, offset partially by higher interest expense attributable to the Notes.

Non-Interest Expenses – Non-interest expenses for the quarter were $10.6 million compared to $10.4 million last quarter and $8.1 million for the same period a year ago. The quarter over quarter trend was a function primarily of higher salary and benefits expense attributable to general, annual compensation adjustments and increased staffing levels to support expanded business activity across the Bank and higher insurance premiums attributable to the Bank’s listing on the Nasdaq. The year over year trend was a function primarily of higher salary and benefits expense attributable to general, annual compensation adjustments and increased staff levels, higher insurance premiums attributable to the Bank’s listing on the Nasdaq, investments in the Bank’s business development initiatives and the current quarter including three months of operating expenses of Digital Boundary Group (“DBG”) compared to only two months of operating expenses included in the comparative period due to the timing of the Bank’s acquisition of DBG on November 30, 2020.

Provision for/Recovery of Credit Losses – The Bank recognized a provision for credit losses in the current quarter in the amount of $2,000 compared to a recovery of credit loss provisions in the amount of $279,000 last quarter and a provision for credit losses in the amount of $57,000 for the same period a year ago. The quarter-over-quarter trend was a function primarily of higher lending asset balances, offset partially by changes in the Bank’s lending asset portfolio mix and changes in the forward-looking information used by the Bank in its credit risk models in the current quarter. The year-over-year trend was a function primarily of changes in the Bank’s lending asset portfolio mix and changes in the forward-looking information used by the Bank in its credit risk models in the current quarter, offset partially by higher lending asset balances.

Capital – At January 31, 2022, VersaBank’s Total regulatory capital was $426 million compared to $419 million last quarter and $251 million a year ago and the Bank’s CET1 capital ratio was 14.83%, compared 15.18% last quarter and 12.48% a year ago. The quarter-over-quarter capital ratio trends were a function primarily of retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset, and changes to the Bank’s risk-weighted asset balances and composition. The year-over-year trends were a function primarily of the redemption of the Bank’s outstanding Non-cumulative Series 3 Preferred Shares on April 30, 2021, the issuance of the Notes on April 30, 2021, the Common Share Offering in September 2021, retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset, and changes to the Bank’s risk-weighted asset balances and composition.

Credit Quality -- Gross impaired loans at January 31, 2022 were $nil, compared to $nil a year ago. The Bank’s allowance for expected credit losses, or ECL at January 31, 2022 was $1.5 million compared to $1.5 million last quarter and $1.8 million a year ago. The quarter-over-quarter and year-over-year ECL trends were a function primarily of the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses ratio continues to be one of the lowest in the industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model.

Q1 2022 Business Performance

Lending Operations

Commercial Lending – Commercial loans are originated through a well-established network of mortgage brokers and syndication partners, as well as through direct contact with VersaBank’s staff. Most of these loans are secured by real estate assets located in Ontario and certain other Canadian provinces. The portfolio decreased 2% year-over-year and 6% sequentially to $769 million, as a function primarily of timing of scheduled repayments over the course of the current quarter. The Bank anticipates that fiscal 2022 will bring continued growth in the commercial mortgage space, particularly with respect to financing for residential housing properties. Management expects that the demand for residential housing will be a function primarily of continued development in communities on the periphery of the major city centres as a result of consumers continuing to seek more affordable housing outside of the city centres and the federal government’s efforts to revitalize immigration programs. Management is of the view that the multi-unit residential rental sector, within the Bank’s target markets remains one of the most stable and low-risk sectors in the real estate market. Further, as COVID-19 restrictions continue to abate, management anticipates higher origination volumes related to commercial asset classes such as student housing and commercial and retail property types as the risk profile associated with this asset class realigns with the Bank’s risk appetite. Finally, management continues to pursue opportunities to develop more meaningful balance sheet exposure to the B-20 compliant conventional, uninsured mortgage financing space.

POS Financing – Leveraging its proprietary technology, VersaBank electronically purchases small loan and lease receivables from its network of origination partners who make point of sale loans and leases, primarily for big ticket consumer purchases, throughout Canada. For the first quarter of 2022, the Bank’s POS Financing portfolio was up 43% year-over-year and 13% sequentially to $1.4 billion as a function primarily of continued strong demand for home finance, auto and home improvement/HVAC receivable financing. Consumer spending is expected to remain strong into at least the second half of fiscal 2022 as COVID-19 restrictions continue to abate, and in many cases are removed altogether and as consumers exhaust excess savings built up over the course of the pandemic. Management anticipates that consumers will continue to deploy their savings into a range of durable goods, including assets related to home improvements as well as home purchases for which the Bank’s POS loan and lease origination partners provide financing. This, along with the anticipated addition of new origination partners and the Bank’s planned entrance into the US market represent key drivers of POS Financing balance sheet growth over the course of fiscal 2022.

Deposit Funding

VersaBank continues to increase its proportion of lower-cost commercial deposits by growing its well diversified Trustee in Bankruptcy, (“TIB”) program deposit base which currently attracts a nominal interest rate. This low-cost diversified deposit channel provides VersaBank with a significant cost of funds advantage, enabling it to generate superior net interest margins while maintaining its conservative risk profile. VersaBank’s cost of funds for the first quarter of 2022 was 1.29%, down 2 bps sequentially and 13 bps year-over-year.  Management anticipates that commercial deposit volumes raised via the Bank’s TIB program will continue to grow over the course of fiscal 2022 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the same timeframe. This perspective is attributable primarily to the anticipated effect of changes to federal government support programs as the impact of COVID-19 moderates, and higher interest rates as a result of the Bank of Canada tightening monetary policy over the course of the year. Further, the Bank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. Management expects the combination of the operational trends set out above will allow the Bank to continue to effectively mitigate its cost of funds, even in a rising interest rate environment.

Commercial deposits at January 31, 2022 were $596 million, up 14% year-over-year and down 2% sequentially. The year-over-year trend was attributable primarily to continued growth in the Bank’s TIB program. The quarter-over-quarter trend was attributable primarily to withdrawals made by Trustees to fund normal course disbursements associated with consumer bankruptcy and proposal restructuring proceedings.

Cybersecurity Services

Leveraging its internally developed IT security software and capabilities, VersaBank established wholly-owned subsidiary, DRT Cyber, Inc., to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. For the first quarter of 2022, cybersecurity net income of $148,000 was down 14% year-over-year and down 70% sequentially.  The year-over-year trend was as a function primarily of of higher non-interest expense partially offset by higher service work volume in the current quarter attributable partially to the comparative period including only two months of operations due to the timing of the Bank’s acquisition of Digital Boundary Group on November 30, 2020. The quarter-over-quarter trend was a function primarily of strong performance in the comparative quarter attributable to engagements that were deferred in early 2021, due to COVID 19, being realized in the comparative quarter and lower seasonal activity in the current quarter.

FINANCIAL HIGHLIGHTS

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2022	2021	2021
Results of operations
Interest income	$24,720	$23,924	$21,515
Net interest income	16,885	16,146	14,374
Non-interest income	1,381	2,090	1,048
Total revenue	18,266	18,236	15,422
Provision (recovery) for credit losses	2	(279)	57
Non-interest expenses	10,636	10,377	8,087
Net income	5,566	5,910	5,290
Income per common share:
Basic	$0.19	$0.24	$0.22
Diluted	$0.19	$0.24	$0.22
Dividends paid on preferred shares	$247	$247	$542
Dividends paid on common shares	$687	$684	$528
Yield*	4.06%	4.04%	4.28%
Cost of funds*	1.29%	1.31%	1.42%
Net interest margin*	2.77%	2.73%	2.86%
Return on common equity*	6.58%	8.07%	8.26%
Book value per common share*	$11.78	$11.61	$10.90
Efficiency ratio*	58%	57%	52%
Return on total assets*	0.87%	0.96%	0.94%
Gross impaired loans to total loans*	0.00%	0.00%	0.00%
Provision (recovery) for credit losses as a % of average loans*	0.00%	(0.05% )	0.01%
	As at
Balance Sheet Summary
Cash	$155,239	$271,523	$212,016
Loans, net of allowance for credit losses	2,215,638	2,103,050	1,793,724
Average loans*	2,159,344	2,027,602	1,724,317
Total assets	2,415,346	2,415,086	2,044,976
Deposits	1,847,003	1,853,204	1,664,694
Subordinated notes payable	97,726	95,272	4,891
Shareholders' equity	336,951	332,106	259,508
Capital ratios**
Risk-weighted assets	$2,095,335	$2,013,544	$1,721,935
Common Equity Tier 1 capital	310,825	305,708	214,851
Total regulatory capital	426,237	418,718	251,020
Common Equity Tier 1 (CET1) capital ratio	14.83%	15.18%	12.48%
Tier 1 capital ratio	15.49%	15.86%	14.18%
Total capital ratio	20.34%	20.80%	14.58%
Leverage ratio	12.69%	12.60%	11.40%

*	This is a non-GAAP measure. See definition under 'Non-GAAP and Other Financial Measures' in the Q1 2022 Management's Discussion and Analysis.
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

COVID-19 Update

As a digital bank with a low-risk business-to-business, partner-based model, VersaBank continues to remain relatively insulated from many of the negative influences of COVID-19 as a function primarily of our staff working remotely, enabled by our branchless, technology-driven model. However, with public health restrictions being relaxed somewhat on January 31st, 2022 and expected to abate further in the short term, management will begin to execute on its return-to-work strategy, which will see staff transition from working remotely to working in a traditional office setting over the course of the timeframe spanning February 14th, 2022, to March 14th, 2022.

Notwithstanding the above, we continue to operate at a heightened level of awareness to ensure that our origination and underwriting practices remain highly disciplined and focused, and further, have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears.

As we navigate past the business and operational challenges imposed by the continued impact of COVID-19, the Bank remains highly focused on increasing earnings by concentrating on niche markets that support modestly better pricing for its products and by leveraging its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a lower cost of funds.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (TSX) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Russia-Ukraine; the impact of the COVID-19 pandemic and our anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, March 2, 2022, at 9:00 a.m. (EDT) to discuss its first quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659
Participant passcode:	43448798

Please call between 8:45 a.m. and 8:55 a.m. (EDT).

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://bit.ly/362GAGz or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	448798#
Expiry Date:	April 2nd, 2021, at 11:59 p.m. (EDT)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://bit.ly/362GAGz and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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